EXHIBIT 99.1

Taseko to Release Fourth Quarter and Year End 2025 Results

VANCOUVER, British Columbia, Feb. 13, 2026 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the “Company”) will release its fourth quarter and year end 2025 financial results after market close on Wednesday, February 18, 2026.

The Company will host a telephone conference call and live webcast on Thursday, February 19, 2026, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 800-715-9871 toll free or 646-307-1963, using the access code 4873075.

The webcast may be accessed at tasekomines.com/investors/events and will be archived until February 19, 2027 for later playback.

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.